Exhibit 99.5

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHQ, AMEX: CHQ)

MAY 15, 2007

CHALLENGER ENERGY CORP.  TO COMMENCE DRILLING PROGRAM IN TRINIDAD AND RELEASES FIRST QUARTER 2007 FINANCIAL RESULTS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange:  CHQ) of Calgary, Alberta, Canada is pleased to announce the release of its 2007 first quarter financial results.  As at March 31, 2007 the Company is debt free, working capital is Cdn$8.9 million and cash on hand is Cdn$8.9 million.  In 2006 we completed the raising of Cdn$19.5 million in equity financing, in the first quarter of 2007 an additional $0.9 million was raised and as at March 31, 2007 we have funded Cdn$10.1 million towards our exploration activities in Trinidad and Tobago.  The “Management’s Discussion and Analysis” and financial statements for the quarter ended March 31, 2007 can be reviewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).  Drilling is expected to commence in June 2007 on Challenger’s first exploration well in a back to back three well exploration program on Block 5(c) in Trinidad and Tobago with Canadian Superior Energy Inc. (AMEX,TSX:SNG), the operator.  The semi-submersible drilling rig contracted for the drilling program, the Kan Tan IV, has undergone a US$60 million retrofit in Brownsville, Texas and is under tow for Trinidad.  Towing of the Kan Tan IV from Brownsville to Trinidad is expected to take approximately three weeks with the drilling program to commence shortly thereafter.

Maersk Contractors, a division of A.P. Moller - Maersk A/S (“Maersk”) headquartered in Copenhagen, Denmark (OMX:MAERSK B) is the drilling rig manager for the Kan Tan IV.  The Kan Tan IV is owned by SINOPEC of Beijing, China (NYSE:SNP). Kan Tan IV has been contracted to drill three (3) back-to-back exploration wells on three (3) separate and distinct large natural gas prospects named “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad.  The wells will evaluate undiscovered natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic evaluated and interpreted by Canadian Superior over its “Intrepid” Block 5(c).

Kan Tan IV will first be towed from Brownsville directly to the port of Chaguaramas in Trinidad to load  supplies and finalize drilling preparations and will then be moved to the first drilling location, on the “Victory” Prospect.  It is expected that the in-port stay will be approximately 2 weeks, allowing an estimated spud of the first well in mid-to-late June. Each of the three wells in this drilling program is planned to take between 80 and 100 days to drill and fully evaluate with firm results expected for the first well toward the end of September.

Trinidad has proved to be a very attractive basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in proximity to Canadian Superior’s land holdings and prospects on which Challenger has participation agreements.  Natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG) which is very important to the North American natural gas supply.  Challenger currently believes that it has sufficient cash-on-hand to fund budgeted capital expenditures for the drilling and potential abandonment costs of the first exploration well in Trinidad and Tobago in 2007.  Additional debt and/or equity financing may be raised to support testing and completion of the first exploration well and costs for subsequent exploration wells.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn:  Investor Relations
Phone:  (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.